Morgan Stanley	Free Writing Prospectus to Preliminary Pricing Supplement No. 6,324 Registration Statement Nos. 333-275587; 333-275587-01 Dated January 31, 2025; Filed pursuant to Rule 433

5-Year Worst-Of META, TSLA and NVDA Market-Linked Contingent Income Auto-Callable Notes
This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary pricing supplement referenced below, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying stocks:	Meta Platforms, Inc. class A common stock (META), Tesla, Inc. common stock (TSLA) and NVIDIA Corporation common stock (NVDA)
Early redemption:

Beginning after one year, if, on any quarterly redemption determination date, the determination closing price of each underlying stock is greater than or equal to its respective call threshold level, the notes will be automatically redeemed.

Coupon threshold level:	80% of the initial share price for each underlying stock
Call threshold level:	100% of the initial share price for each underlying stock
Payment at maturity:

If the notes have not been automatically redeemed prior to maturity, the payment at maturity will be the stated principal amount plus the contingent quarterly coupon with respect to the final observation date, if any.

Contingent quarterly coupon:	11.50% to 12.50% per annum
Coupon payment dates:	Quarterly
Redemption dates:	Beginning after one year, quarterly
Pricing date:	February 14, 2025
Maturity date:	February 20, 2030
CUSIP:	61778CBB0
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988225005572/ms6324_424b2-02997.htm

Hypothetical Contingent Quarterly Coupon Payment on Any Quarterly Coupon Payment Date
Change in Worst Performing Underlying Stock on a Quarterly Observation Date as Compared to its Initial Share Price	Contingent Quarterly Coupon Payment
+50%	$28.75*
+40%	$28.75*
+30%	$28.75*
+20%	$28.75*
+10%	$28.75*
0%	$28.75*
-10%	$28.75*
-15%	$28.75*
-20%	$28.75*
-21%	$0.00
-30%	$0.00
-40%	$0.00
-50%	$0.00
*Assumes a contingent quarterly coupon rate of 11.50% per annum

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Stocks

For more information about the underlying stocks, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

●The notes do not provide for the regular payment of interest and may pay no interest over the entire term of the notes.

●The contingent quarterly coupon, if any, is based only on the determination closing price of each underlying stock on the related quarterly observation date at the end of the related interest period.

●Investors will not participate in any appreciation of the underlying stocks.

●Reinvestment risk.

●The market price of the notes may be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the notes is not equivalent to investing in the class A common stock of Meta Platforms, Inc., the common stock of Tesla, Inc. or the common stock of NVIDIA Corporation.

●The notes will not be listed on any securities exchange and secondary trading may be limited, and accordingly, you should be willing to hold your notes for the entire 5-year term of the notes.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the notes is approximately $945.00 per note, or within $55.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of the issuer, will make determinations with respect to the notes.

●Hedging and trading activity by our affiliates could potentially affect the value of the notes.

Risks Relating to the Underlying Stocks

●You are exposed to the price risk of each underlying stock with respect to the contingent quarterly coupons.

●Because the notes are linked to the performance of the worst performing of the underlying stocks, you are exposed to a greater risk of receiving no contingent quarterly coupons than if the notes were linked to just one of the underlying stocks.

●No affiliation with Meta Platforms, Inc., Tesla, Inc. or NVIDIA Corporation.

●We may engage in business with or involving Meta Platforms, Inc., Tesla, Inc. or NVIDIA Corporation without regard to your interests.

●The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stocks.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Notes –Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.